# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Equinox Gold Corp., CIK 0001756607
CUSIP: 29446Y502
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 700 West Pender St, Suite 1501, Vancouver, British Columbia Canada (A1), V6C 1G8
Date of event which requires filing of this statement: 01/15/2026
Filed by CIK 0001476537
Persons authorized to receive notices and communications: Ross Beaty, 1130 - 400 Burrard Street, Vancouver, British Columbia Canada (A1), V6C 3A6, 604-806-3173

## Reporting persons
- BEATY, ROSS J. (CIK 0001476537): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 27,156,292; shared voting power 0; sole dispositive power 27,156,292; shared dispositive power 0; aggregate amount beneficially owned 27,156,292 (3.5% of the class)
  Comment: Represents 27,156,292 shares, comprised of (i) 23,988,890 Common Shares held by Ross Beaty, (ii) 102,402 Common Shares issuable on the conversion of restricted stock units ("RSUs") held by Ross Beaty and (iii) 3,065,000 Common Shares held by Kestrel Holdings Ltd. a limited company organized under the laws of the Province of British Columbia, wholly-owned and controlled by Ross Beaty. Ownership of 3.5% is based on 784,878,779 Common Shares outstanding, calculated as follows: (i) 784,776,377 Common Shares outstanding as of November 5, 2025 plus (ii) 102,402 Common Shares issuable on the conversion of RSUs held by Ross Beaty.
- Kestrel Holdings Ltd.: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); source of funds: other (OO); sole voting power 3,065,000; shared voting power 0; sole dispositive power 3,065,000; shared dispositive power 0; aggregate amount beneficially owned 3,065,000 (0.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Equinox Gold Corp.
Address of issuer's principal executive offices: 700 West Pender St, Suite 1501, Vancouver, British Columbia Canada (A1), V6C 1G8
Comment: This Amendment No. 4 to Schedule 13D (the "Statement") is being filed to amend the Statement as originally filed with the Securities and Exchange Commission on March 17, 2020, as amended by Amendment No. 1 dated April 7, 2021, Amendment No. 2 dated April 26, 2024 and Amendment No. 3 dated January 14, 2025 with respect to the Common Shares, no par value (the "Common Shares") of Equinox Gold Corp., a company incorporated in British Columbia, Canada (the "Company"), whose principal executive offices are located at 700 West Pender St, Suite 1501, Vancouver, A1 V6C 1G8. Except as otherwise provided herein, each Item of the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The percentages used herein for Ross Beaty are calculated based on 784,878,779 Common Shares outstanding, calculated as follows: 784,776,377 Common Shares reported by the Issuer as outstanding as of November 5, 2025 plus (ii) 102,402 Common Shares issuable on the conversion of RSUs held by Ross Beaty.

The percentages used herein for Kestrel Holdings Ltd. are calculated based on 784,776,377 Common Shares reported by the Issuer as outstanding as of November 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

27,156,292 shares, comprised of (i) 23,988,890 Common Shares held by Ross Beaty, (ii) 102,402 Common Shares issuable on the conversion of restricted stock units ("RSUs") held by Ross Beaty and (iii) 3,065,000 Common Shares held by Kestrel Holdings Ltd. a limited company organized under the laws of the Province of British Columbia, wholly-owned and controlled by Ross Beaty.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated as follows:

As of January 15, 2026, as the result of the dilution of the Issuer's shares, Ross Beaty ceased to be the beneficial owner of more than five percent of the class of securities.

This Statement represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Signatures
- BEATY, ROSS J.: /s/ Ross Beaty, Ross Beaty (01/15/2026)
- Kestrel Holdings Ltd.: /s/ Ross Beaty, Ross Beaty, President (01/15/2026)